Exhibit 99.4

MMMMMMMMMMMM MMMMMMMMMMMMMM C123456789000000000.000000 ext 000000000.000000 ext 000000000.000000 ext 000000000.000000 extENDORSEMENT_LINE______________ SACKPACK_____________ 000000000.000000 ext 000000000.000000 extYour vote matters – here’s how to vote!MR A SAMPLE You may vote online or by phone instead of mailing this card. DESIGNATION (IF ANY) Votes submitted electronically must beADD 1000001 ADD 2 received by 11:59 p.m., EDT, on May 28, 2024.ADD 3 ADD 4MMMMMMMMM ADD 5 OnlineADD 6Go to www.investorvote.com/wns or scan the QR code — login details are located in the shaded bar below.PhoneCall toll free 1-800-652-VOTE (8683) within the USA, US territories and CanadaSave paper, time and money! Using a black ink pen, mark your votes with an X as shown in this example. Sign up for electronic delivery at Please do not write outside the designated areas. www.investorvote.com/wns2024 Extraordinary General Meeting Proxy Card 1234 5678 9012 345qIF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. qA Proposals — The Board of Directors recommend a vote FOR for Proposals 1 and 2.+For Against Abstain1. To authorize the purchase of 1.1 million ordinary shares, effective from May 30, 2024 to March 31, 2025 (both days inclusive), subject to minimum and maximum price and an aggregate limit on the number of ordinary shares to be purchased as provided in the accompanying notice.For Against Abstain2. To authorize the purchase of 3 million ordinary shares, effective from May 30, 2024 to November 29, 2025 (both days inclusive), subject to minimum and maximum price and an aggregate limit on the number of ordinary shares to be purchased as provided in the accompanying notice.B Authorized Signatures — This section must be completed for your vote to count. Please date and sign below.Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.Date (mm/dd/yyyy) — Please print date below. Signature 1 — Please keep signature within the box. Signature 2 — Please keep signature within the box.C 1234567890    J N T MR A SAMPLE (THIS AREA IS SET UP TO ACCOMMODATE 140 CHARACTERS) MR A SAMPLE AND MR A SAMPLE ANDMR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE ANDMMMMMM 1UPX 615006 MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND +03ZY0E

2024 Extraordinary General Meeting Admission Ticket

2024 Extraordinary General Meeting of WNS (Holdings) Limited Shareholders

May 30, 2024, 11:00 a.m. BST
22 Grenville Street, St Helier,
Jersey JE4 8PX, Channel Islands

Upon arrival, please present this admission ticket and photo identification at the registration desk.

Important notice regarding the Internet availability of proxy materials for the Extraordinary General Meeting of Shareholders.
The material is available at: https://edocumentview.com/WNS

Small steps make an impact.

Help the environment by consenting to receive electronic delivery, sign up at www.investorvote.com/wns

▼ IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

WNS (Holdings) Limited

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Notice of 2024 Extraordinary General Meeting of Shareholders

Proxy Solicited by Board of Directors for Extraordinary General Meeting — May 30, 2024

I/We [insert name] ______________________ of [address] ______________________ (BLOCK LETTERS PLEASE), being (a) shareholder(s) of the above named Company, hereby appoint the [insert name] ______________________ as my/our proxy to vote for me/us and on my/our behalf at the Extraordinary General Meeting of the Company to be held at 11.00 am British Summer Time on May 30, 2024 and at any adjournment thereof or on a poll in respect of [insert number] _________ Ordinary shares in the capital of the Company.

Shares represented by this proxy will be voted by the stockholder. If no such directions are indicated, the Proxies will have authority to vote FOR items 1 and 2.

In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the meeting.

(Items to be voted appear on reverse side)

C Non-Voting Items

Change of Address — Please print new address below.

Meeting Attendance
Mark box to the right if you plan to attend the Annual Meeting. ☐

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